UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended April 14, 2009

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE March 16, 2009

CANADIAN ZINC REPORTS FINANCIAL RESULTS FOR FISCAL 2008
UPDATE ON PERMITTING PROCESS / ENVIRONMENTAL ASSESSMENT

Vancouver, British Columbia, March 16, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the year ended December 31, 2008. This press release should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2008, and management’s discussion & analysis (“MD&A”) for the year ended December 31, 2008 available on SEDAR at www.sedar.com.

As at December 31, 2008, the Company had cash and cash equivalents of $9.225 million, short term investments of $11.723 and marketable securities of $2.024 million (for a total of $22.972 million). The Company also had a positive working capital balance of $22.557 million. As at December 31, 2007, the Company had cash and cash equivalents of $6.919 million, short term investments of $21.495 million, marketable securities of $100,000 and a positive working capital balance of $27.432 million.

In view of the current global financial uncertainty being experienced in the markets and with commodity prices, CZN is seeking to minimize non-essential expenditures in 2009 to the extent possible. Such action is being taken to ensure that cash on hand is preserved to the maximum extent possible which will enable the Company to further progress the ongoing Prairie Creek Mine permitting activities without the need to seek additional financing in the short or medium term.

Financial Results for Fiscal 2008

The financial results of the Company, below, are presented following the change in accounting policy for resource interests as discussed below.

For the year ended December 31, 2008, the Company reported a net loss of $4.228 million compared to a loss of $9.483 million for the year ended December 31, 2007. The reduced loss in 2008 was primarily attributable to the completion in 2007 of the Company’s extensive underground decline development and drilling exploration program at Prairie Creek.

For the year ended December 31, 2008, the Company expensed $3.426 million on its mineral exploration and development programs at Prairie Creek compared to $11.050 million for the year ended December 31, 2007. Excluding accretion and depreciation charges relating to the asset retirement obligation and mining plant and equipment of $248,000 in the year ended December 31, 2008 (2007 - $220,000), the exploration and development expenditures for Prairie Creek amounted to $3.178 million in 2008 compared to $10.830 million in 2007.

During 2008, the Company incurred $862,000 (2007 - $694,000) relating to permitting and environmental matters. These expenditures included costs related to filing the applications for operating permits at Prairie Creek, as well as liaising with local communities and Parks Canada Agency, among others.

Administrative expenses (excluding stock based compensation and depreciation) for the year ended December 31, 2008 were $1.445 million compared to $1.724 million in the year ended December 31, 2007. The decrease was largely attributable to lower office and general costs due to tax charges relating to the Company’s flow-through share program in 2007 which were not incurred in 2008 and the Company’s decision in 2008 to cut-back its expenditures on investor relations items.

Change in Accounting Policy

During 2008, the Company commenced its review of the impact of International Financial Reporting Standards on its current accounting policies, which included an examination of the Company’s current accounting policies under Canadian generally accepted accounting principles (“Canadian GAAP”). In light of this review, the Company determined that it was appropriate to change its accounting policy for resource interests whereby its exploration and development costs are to be expensed until such time as either reserves are proven or permits to operate a mineral resource property are received and financing to complete development has been obtained. Previously, the Company capitalized its exploration and development expenditures as incurred, which is permitted under Canadian GAAP.

Management believes that this revised accounting policy provides a more relevant and reliable basis of accounting. Among other benefits, the revised accounting policy aligns the accounting treatment of these resource interest expenditures with standards used by producing mining companies in the resource sector and with global accounting standards (including U.S. GAAP). The change in accounting policy has been applied retrospectively, and the comparative financial statements for 2007 and 2006 have been restated.

The New Mine at Prairie Creek

During 2008, progress was made on many fronts in advancing the Prairie Creek Mine towards production. Detailed mine planning, process design and transportation studies were completed, in conjunction with SNC-Lavalin Inc., leading to the preparation of a Project Description Report (“PDR”) which was filed with regulatory authorities in support of applications for operating permits for the Prairie Creek Mine.

The proposed new operation at the Prairie Creek Mine utilizes the existing infrastructure and facilities that were built in the 1980’s, which will be upgraded and enhanced to meet current-day environmental standards, and a number of additional improvements including a new fuel efficient low–emission power generation plant and the permanent disposal of mill tailings underground as paste backfill.

All mining will be underground, on a year round basis, with production rates starting at 600 tonnes per day, building to 1,200 tonnes per day. The Mill, which will include a new dense media separator, will process 600 to 1,000 tonnes per day and will produce separate lead and zinc sulphide concentrates and lead oxide concentrates. The concentrates will be bagged, stored and trucked offsite on flat bed trucks over the winter access road to the Liard Highway for onward shipment by rail to smelters in Canada or Asia. The current planned mine life is 10 to 14 years and will generate 220 full time jobs.

Applications for Operating Licence/Permit and Environmental Assessment

In May 2008, the Company applied to the Mackenzie Valley Land and Water Board (“MVLWB”) for a Type “A” Water Licence and three Type “A” Land Use Permits (“LUPs”); one for the operation of the Prairie Creek Mine and the other two for Transfer Facilities along the road. A detailed Project Description Report was filed with the MVLWB as part of the permit applications.

The MVLWB conducted a review of the submissions, and comments of reviewers, and interested parties, and of the submissions made by CZN. After conducting and completing preliminary screening the MVLWB determined that the proposed development might have a significant impact on the environment and might be the cause of public concern and referred the applications to the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) for environmental assessment. The concerns were around water quality, wildlife, damage to landscape, and long term risk of contamination.

An Environmental Assessment (“EA”) is the next stage in the regulatory process following preliminary screening by the MVLWB. The initial phase of the EA consisted of community scoping sessions and written hearings, submissions and rulings to determine the scope of development and the Terms of Reference for the EA.

The Company participated in six public scoping sessions in several Dehcho communities and in Yellowknife in late September/early October 2008. The Community public sessions demonstrated that there is considerable local community support for the Prairie Creek project and there is no significant public concern amongst the communities. The MVEIRB was strongly encouraged to undertake a very focused and efficient EA. Two clear themes emerged: protection of water quality is paramount, and, jobs and economic activity are sorely needed in the Dehcho region.

In November 2008, the MVEIRB published information requests concerning the scope of development and noted two questions; (1) whether the existing winter road should be part of the scope of development and subject to direct impact assessment during the EA; and (2) whether existing mine site infrastructure should be part of the scope of development and subject to direct impact assessment during the EA.

The MVEIRB considered submissions and responses from interested parties, including Canadian Zinc which submitted that the winter road and existing mine site infrastructure should not be part of the assessment and that the EA should focus on the new developments and the new transfer stations on the winter road. On March 5, 2009, the MVEIRB published its Ruling that all physical works and activities associated with the winter access road and all physical works and activities associated with the mine site are part of the scope of development for the Prairie Creek Mine Environmental Assessment.

The MVEIRB also provided some comments with regard to the scope of assessment, noting that while the scope of development defines all the physical works and activities required to undertake the development, that does not mean that all physical works and activities are subject to the same level of assessment. Depending on their potential for impacts and subject to MVEIRB discretion, parts of the scope of development may be considered very closely, others very little or not at all.

The MVEIRB also noted that the Prairie Creek Mine includes a variety of existing structures, including the winter access road and much of the mine site infrastructure. The MVEIRB accepted the argument made by Canadian Zinc and others that conducting an impact assessment on the construction of facilities, including the road, which have been present on the land for over 25 years is not likely to generate any useful information even if it is possible.

The MVEIRB is expected to issue Draft Terms of Reference in the coming weeks that will identify the scope of development in more detail - what issues need to be examined and in what level of detail - and allow public comment before finalizing the Terms of Reference for  the EA.

It is likely, given the open ended nature of the Mackenzie Valley permitting process and Company’s experience to date, that the environmental assessment and permitting process for the Prairie Creek Mine will extend for a considerable time.

2008 Operations Update

Ongoing site preparation and care and maintenance work, including environmental management and water treatment, continued at the Prairie Creek Mine site as the project moves toward production.

Progress was made on reopening and rehabilitating part of the road (approximately 30 kilometres) which connects the Prairie Creek Mine to the Liard Highway (a total distance of approximately 170 kilometres). A new base for the roadbed was re-established along the Prairie Creek River, immediately north of the mine site and to further protect the road bed from any future erosion in proximity to the Prairie Creek water course. Work on the road repair project continued up until the end of October 2008.

Following receipt of necessary regulatory approvals, in July 2008, in response to local concerns and environmental sensitivities, Canadian Zinc removed from the Prairie Creek site drums of sodium cyanide that had been stored on the property since 1982. An airlift of the sodium cyanide drums took place utilizing a DHC-5 rear loading Buffalo aircraft, which shuttled the material from the Prairie Creek Mine site to Fort Simpson. From Fort Simpson, Hazco Environmental Services Ltd. transported the cyanide by truck to Cyanide Destruct Systems in Barrie, Ontario for destruction and disposal.

During September 2008, the Company completed a geo-technical drilling program to install a number of water wells to monitor groundwater conditions beneath the mine-site. Data gathered from this monitoring program will assist in the EA process and also with future mine design. Drill holes were also completed in the area of the proposed Water Storage Pond to monitor slope stability.

Memoranda of Understanding were signed with Parks Canada in July 2008 and with Liidlii Kue First Nation and with Nahanni Butte Dene Band in October 2008. The Company believes that these important agreements will lead to co-operative and beneficial relationships with these parties and will assist in advancing the Prairie Creek Mine towards production.

In December 2008, the Company determined that, in light of the decline in the financial and commodity markets, it would be prudent to preserve cash by terminating all activity at the Prairie Creek Mine site for the duration of the winter period. Accordingly, the site was “winterized” in mid-December 2008 and it is currently anticipated that a minimal presence will be maintained at Prairie Creek from approximately April/May 2009. The Company has continued to maintain its Environmental and Community Liaison staff to manage its operating permit applications.

The Prairie Creek Mine:

A major underground tunneling and diamond drilling program led to the completion, in October 2007, of a Technical Report (the “Report”) to National Instrument (“NI”) 43-101 standards, which estimates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 161.12 grams silver per tonne and 0.326% copper. In addition, the Report confirms a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 215 grams per tonne silver and 0.514% copper and additional exploration potential.

Risks and Uncertainties

This press release should be read in conjunction with the audited financial statements and notes thereto and management’s discussion & analysis (“MD&A”) for the year ended December 31, 2008, available on SEDAR at www.sedar.com.

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business set out in the Company’s Annual Information Form for the year ended December 31, 2008, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com). The risks and uncertainties, as summarized in the Company’s MD&A and in other Canadian and U.S. filings, are not the only risks facing the Company.  Additional risks and uncertainties not currently known to the Company, or that are currently deemed to be immaterial, also may materially adversely affect the Company’s business, financial condition and/or operating results.

Alan Taylor, P.Geo., Chief Operating Officer, Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com

EXHIBIT LIST

99.1	News Release – March 27, 2009 – Grant of Stock Options
99.2	News Release – April 9, 2009 - Acquisition of Shares of Vatukoula Gold Mines Plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: April 15, 2009	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman